October 5, 2017

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	scPharmaceuticals Inc. Draft Registration Statement on Form S-1 Submitted August 31, 2017 CIK No. 0001604950

Dear Ms. Hayes:

This letter is confidentially submitted on behalf of scPharmaceuticals Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of its Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on August 31, 2017, as set forth in your letter, dated September 28, 2017 (the “Comment Letter”), to John H. Tucker. The Company is concurrently confidentially submitting Amendment No. 1 to the confidential submission of the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Draft Registration Statement on Form S-1

Implications of Being an Emerging Growth Company, page 5

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2017

Response:

The Company respectfully advises the Staff that it is supplementally providing the Staff with copies of investor presentations that was distributed during certain “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Risk Factors

An NDA submitted under 505(b)(2)..., page 22

Our drug development strategy relies heavily upon the 505(b)(2) regulatory approval..., page 34

2.     We note that in an NDA submitted under 505(b)(2), the applicant must provide the FDA with a certification relating to third party patents contained in the FDA’s Orange Book. So that an investor may better assess the risk of patent litigation and/or a delay or automatic stay of the FDA’s review of your NDA, please disclose what you certified to the FDA and if you submitted a Paragraph IV certification, including if it will be delivered to a third-party patent owner.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 22 in response to the Staff’s comment. The Company supplementally advises the Staff that it certified that there are no unexpired patents for furosemide contained in the FDA’s Orange Book.

Use of Proceeds, page 53

3.    We note your disclosure of the intended uses of proceeds in this section. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response:

The Company respectfully advises the Staff that it does not believe any additional proceeds are necessary to accomplish the specified purposes for which its offering proceeds are to be obtained. However, the Company supplementally advises the Staff that that key determinants of expenditure include guidance from the FDA, timing of regulatory approvals,

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2017

the receipt of regulatory correspondence in relation to its NDA filed for Furoscix, commercialization efforts for Furoscix, if approved, and the Company’s development plan and timeline for its pipeline programs in the infectious diseases space. In addition, there are uncertainties inherent in drug development and approval, including those relating to regulatory feedback, the scope, rate of progress and results of pre-clinical studies and clinical trials and the fact that indications may be reprioritized or abandoned during pre-clinical and clinical trials. The Company has discussed these uncertainties in greater detail in the Risk Factors section of the Registration Statement, including in “Risks Related to Regulatory Approval and Commercialization of Our Lead Product Candidate, Furoscix” and “Risks Related to the Clinical Development of Other Product Candidates in Our Pipeline.”

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation Expense, page 68

4.    Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

The Company acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the IPO and the estimated offering price once the Company has an estimated offering price range.

Business, page 73

5.    Please supplementally provide us with copies of the sources for the statistics you disclose in the fourth paragraph and the last sentence of the second paragraph on page 75, the third paragraph in the Cost of Hospital Readmission section on page 76 and the penultimate paragraph on page 83.

Response:

The Company respectfully advises the Staff that it is supplementally providing the Staff under separate cover with copies of the sources for the statistics it has disclosed in the Registration Statement.

Cost of Hospital Admission, page 75

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2017

6.    We note that you commissioned Milliman to provide certain industry and market data in this section. Please file a consent for Milliman pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Response:

The Company respectfully advises the Staff that, pursuant to Rule 436 of the Securities Act of 1933, as amended (“Rule 436”), no expert’s consent is required unless a portion of the expert’s report or opinion is quoted or summarized as such in the registration statement. In addition, pursuant to the Staff’s guidance contained in Securities Act Rules CDI 233.02, the consent requirement applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure, with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure.

The Company respectfully advises the Staff that it takes full responsibility for the industry and market data in this section and that the disclosures in this section are attributed to the Company’s management based on information from the Milliman report. The Company supplementally advises the Staff that the Milliman report is available publicly and, while the Company commissioned the report, it did so for pre-commercialization marketing research relating to Furoscix and not specifically for inclusion in the Registration Statement. For the foregoing reasons, the Company respectfully advises the Staff that it believes there is no requirement for the Company to name the third party expert in its Registration Statement or file such third party’s consent as an exhibit thereto. The Company further advises the Staff that it has modified its disclosure on pages 75 and 76 in response to the Staff’s comment to clarify that the Company is making the disclosures in question in the Registration Statement, and that it, not Milliman, is acknowledging full Section 11 liability.

Pharmacokinetic/Pharmacodynamic (PK/PD) Study, page 78

7.    Please disclose the meaning and significance of the data in the chart contained under “Comparative pharmacokinetic results,” and explain what Cmax indicates in the first column.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 78 in response to the Staff’s comment.

Phase 3 Product Design Clinical Validation (PDCV) Study, page 79

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2017

8.    We note that you presented the FDA with the results of a completed human factors study and submitted a high-level safety assurance and updated risk analyses concurrently with your NDA. Please disclose the material findings and/or updates contained in the human factors study, safety assurance case and updated risk analyses.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on pages 79 and 80 in response to the Staff’s comment.

Post-Hoc Comparative Analysis, page 81

9.    We note your statement in this section that the comparative analysis of the PDVC study to the PK/PD study further supported the safety of Furoscix. Please remove statements suggesting that your product candidates are safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 81 in response to the Staff’s comment. The Company supplementally advises the Staff that throughout the Registration Statement, it has (i) qualified the disclosures with respect to the safety and/or efficacy of its product candidates so that such disclosures speak only as to the future possibility in which the product candidate has received FDA approval, at which point it has been deemed to be safe and effective by the FDA, and (ii) with respect to descriptions of clinical trial design, clarified such disclosures so that they speak only as to the evaluation of the Company with respect to the safety and/or efficacy endpoints studied in the trial. The Company respectfully submits to the Staff that, with the clarified disclosures in the Registration Statement, it has removed all statements suggesting that its product candidates are currently safe and effective.

Safety Analysis, page 81

10.    Please disclose how many patients experienced the adverse events disclosed in this section. Please also explain the types of severe adverse events that were reported, the number of patients that experienced them and what is meant by “each event resolved spontaneously.”

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 81 in response to the Staff’s comment.

Investigator Sponsored Study, page 82

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2017

11.    Please disclose whether there were any adverse or serious adverse events observed in this study and how many patients experienced such events.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 82 in response to the Staff’s comment.

Ceftriaxone, page 83

12.    Please disclose the number of participants in the crossover study and all of the serious adverse events, if any, reported in the PK study, including how many patients experienced such events.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 84 in response to the Staff’s comment.

Patent rights, page 86

13.    Please identify the type of patent protection, such as composition of matter, use or process, for each of the patents discussed in this section and identify any patents that cover material non-U.S. jurisdictions and provide the jurisdiction(s), expiration date(s) and other relevant information. Please also specify whether the patents are owned or licensed from third parties.

Response:

The Company respectfully advises the Staff that it has modified its disclosure on page 87 in response to the Staff’s comment.

Notes to Financial Statements

9. Convertible Notes, page F-16

14.    Your disclosures on pages F-17 and F-18 indicate that the conversion of outstanding notes issues pursuant to both the January 2016 Convertible Note Purchase Agreement and the August 2016 Note Purchase Agreement were treated as extinguishments of debt. Please explain to us how you determined that extinguishment accounting was appropriate given that these notes were not extinguished, but rather converted into convertible preferred stock. Cite the authoritative literature upon which you relied. Please also provide your calculation of the loss on extinguishment for both conversions and explain how you considered the guidance in ASC 470-20-40-1 in accounting for the beneficial conversion features upon conversion of the notes.

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2017

Response:

In response to the Staff’s comment, the Company notes that the January 2016 convertible notes were amended in August 2016 to add a conversion option which would allow the holders to convert the outstanding principal and accrued but unpaid interest into shares of the Company’s Series A Preferred Stock. Pursuant to ASC 470-20-40-7, the Company deemed the conversion option to be substantive based on a qualitative evaluation of the conversion terms, noting that there was a high likelihood that the conversion option would be exercised. Pursuant to ASC 470-50-40-10(b), a modification of an outstanding debt instrument that adds or eliminates a substantive conversion option should be considered substantial and requires extinguishment accounting. Accordingly, the modification of the January 2016 notes was treated as an extinguishment.

With regard to the August 2016 notes, the Company notes that, although such notes converted to Series B Preferred Stock, the automatic conversion upon qualified financing provision falls within the scope of ASC 480-10-25-14(a), as the value of the conversion option does not fluctuate with the variability in the underlying common stock, and as such was evaluated as a redemption feature. Upon settlement, the noteholders are entitled to receive shares equal to a fixed dollar amount rather than a fixed number of shares. Settlement under the feature is treated as an extinguishment pursuant to ASC 405-20-40-1. Accordingly, the conversion of the August 2016 notes was treated as an extinguishment.

To calculate the extinguishment loss, the reacquisition price was determined by calculating the fair value of the preferred shares issued to settle the notes. With regard to the treatment of the beneficial conversion feature (“BCF”) upon settlement, the Company does not believe the guidance of ASC 470-20-40-1 is appropriate as the settlement is treated as an extinguishment. Pursuant to ASC 470-20-40-3, and the illustrative example in ASC 470-20-55-61 through 470-20-55-66, when a convertible debt instrument with an embedded BCF is extinguished before conversion, a portion of the reacquisition price represents the repurchase of the BCF and therefore requires a portion of the consideration to be allocated to the repurchase of the BCF. The amount of the reacquisition price allocated to the BCF was measured using the intrinsic value of the conversion option at the extinguishment dates and was recorded as a reduction (debit) to additional paid-in capital. The intrinsic value of the conversion option at the extinguishment date for the January 2016 notes and August 2016 notes was determined to be $276,000 and zero, respectively. The difference between the total consideration paid and the intrinsic value of the conversion option, if any, was allocated to the convertible debt instrument. The loss on the extinguishment of the convertible debt instrument was calculated as the difference between the carrying amount of the notes, including accrued interest, unamortized discounts and deferred financing costs, and the portion of the reacquisition price allocated to the debt instrument.

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2017

The loss on extinguishment of the January 2016 notes was calculated as follows:

		As of August 22, 2016

Step 1:	Calculate Carrying Value of Debt
	Principal	$7,950,000
	Accrued interest	233,797
	Deferred financing costs	(37,999)
	Unamortized discount — beneficial conversion feature (BCF)	(2,628,744)
	Accumulated amortization of deferred financing costs	14,990
	Accretion to redemption value	838,468

	Carrying Value of Debt	$6,370,512

Step 2:	Calculate Fair Value of Acquired Shares
	Reacquisition Price
	8,183,792 shares @ 1.03/share	$8,429,306

Step 3:	Allocation of a portion of reacquisition price to BCF

	Number of shares issued upon conversion	7,950,000

	Effective conversion price per share	$0.99522
	Fair Value of Series A per share	$1.03

	Intrinsic Value	$276,499

Step 4:	Remaining reacquisition price allocated to January 2016 Notes	$8,152,807

Step 5:	Calculate loss on extinguishment
	Loss on extinguishment	$(1,782,294)

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2017

The loss on extinguishment of the August 2016 notes was calculated as follows:

		As of December 22, 2016

Step 1:	Calculate Carrying Value of Debt
	Principal	$4,650,000
	Accrued interest	120,230
	Deferred financing costs	(28,425)
	Unamortized discount — beneficial conversion feature (BCF)	(126,040)
	Accretion to redemption value	355,624

	Carrying Value of Debt	$4,971,389

Step 2:	Calculate Fair Value of Acquired Shares
	Reacquisition Price
	5,962,784 shares @ 1.00/share	$5,962,784

Step 3:	Allocation of a portion of reacquisition price to BCF

	Number of shares issued upon conversion	4,650,000

	Effective conversion price per share	$1.00
	Fair Value of Series A per share	$1.00

	Intrinsic Value	$—

Step 4:	Remaining reacquisition price allocated to August 2016 Notes	$5,962,784

Step 5:	Calculate loss on extinguishment
	Loss on extinguishment	$(991,395)

General

15.    Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company acknowledges the Staff’s comment and confirms that the graphics and pictorial representations included in the Registration Statement are the only graphics and pictorial representations the Company currently intends to use in its prospectus. If the Company decides to use any additional graphics or pictorial representations in its prospectus, it will provide any such graphics and pictorial representations to the Staff prior to their use for the Staff’s review.

Ms. Suzanne Hayes

Securities and Exchange Commission

October 5, 2017

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1971, by facsimile transmission at (617) 801-8626 or by e-mail at amcgivern@goodwinlaw.com.

Sincerely,

/s/ Arthur R. McGivern
Arthur R. McGivern, Goodwin Procter LLP

cc:	John H. Tucker, scPharmaceuticals Inc.
Troy Ignelzi, scPharmaceuticals Inc.
Mitchell S. Bloom, Goodwin Procter LLP